Exhibit 21.1

Principal Subsidiaries and VIE of the Registrant

Subsidiary	Place of Incorporation
Techfish Limited	Hong Kong
Beijing Glorywolf Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Beijing Huapin Borui Network Technology Co., Ltd.	PRC